RAZITALL FUNDING PORTAL STANDARDS AND RISKS   Effective date: May 17, 2018

Pitches

A Pitch is presented and located on the Razitall Platform on the Entrepreneur's Pitch page ("Pitch Page"), where the Pitch information is visible to the public. A Pitch must raise at lease the minimum goal amount designated on the Pitch (the "Target") in the allotted time in order to be deemed successful. If an Entrepreneur fails to raise enough support and the Pitch does not reach its Target in the allotted time it will be deemed unsuccessful. If a Pitch is unsuccessful, no Bids will be processed, and the Entrepreneur will receive no funds. A Pitch cannot successfully close, and no security, item, or service will be sold with respect to an offering until the Pitch has been active on the Platform for at least twenty-one (21) days. All Pitch Pages of closed and past Pitches will remain visible and searchable on the Platform regardless of whether the Pitches are successful or unsuccessful. (See the Comments and Updates Section below for more information). Both the Pitch's Target and the maximum goal amount to raise (the "Cap") for any given Pitch will be designated by the Entrepreneur and published on his/her/its Pitch Page from the outset of a Pitch's launch. Entrepreneurs will not be allowed to alter either the Target or Cap once a Pitch has been launched; therefore the public will be clearly aware of the Target and Cap from both the outset of and throughout the duration of a Pitch.

Equity Pitches

Entrepreneurs and Bidders of Equity Pitches are subject to the Title III Rules, and hereby agree to comply with such rules and the Terms of Use. Three of the four types of Pitch models available on the Platform – Ownership, Venture, and Royalty – are equity models ("Equity") which involves the sale of future equity in an Entrepreneur's business to Bidders (see CAFES Section below). Each of the three types of Equity Pitches offer differing investment return structures for Bidders, which may occur once a Triggering Event causes a CAFES to convert to a different type of equity, as outlines in the Disclosure and Offering Material of the Pitch (as described in the CAFES Section below). Entrepreneurs of "Ownership" Pitches may offer ownership of a portion of the business to Bidders. Entrepreneurs of "Venture" Pitches may offer a one-time payout to Bidders upon the completion or sale of a project. Entrepreneurs of "Royalty" Pitches may offer to Bidders a pre-determined amount or portion of the sale of each item or service involved in Entrepreneur's Pitch. The Target and Cap for Equity Pitches are represented in USD. The Target for Equity Pitches on the Razitall Platform must be at least $40,000 USD. Any future payments of investment returns will be made directly by the Entrepreneurs to their Bidders with no involvement of Razitall.

CAFES

The type of security an Entrepreneur may offer on an Equity Pitch on the Razitall Platform is a "Contract and Future Equity Stake", or "CAFES", which is a future equity stake in the Entrepreneur's business. That future equity stake in the Entrepreneur's business is represented in units for the Pitch, with each unit equal to $1. Under the CAFES, the Entrepreneur is required to issue the units of equity stake in the Entrepreneur's entity to its Bidders at a future time, if and when a triggering event ("Triggering Event(s)") occurs. Each Entrepreneur will identify his/her/its possible Triggering Event(s) on the Pitch Page. Some things that may qualify as a Triggering Event are: (1) an equity financing event; (2) a change of control of transaction such as a merger or acquisition; (3) an initial public offering (IPO) if the company goes public;

(4) the completion of the project identified on the pitch page, upon receipt of its proceeds; and (5) sufficient business sales that generate royalties, as detailed on the pitch page.

Some of the types of equity an investor may receive upon the Triggering Event include common or preferred stock for a corporation, limited partnership interest for a limited partnership and membership interest for a limited liability company. At the time of the Triggering Event, the specific rights and limitations associated with the equity stake being issued to the investors will be determined and disclosed by the Entrepreneur. For example, at that time, investors may be granted equity such as common or preferred stock, with preference on liquidation or no preference on liquidation, and preference on distributions or no preference on distribution, etc.

COMMENTS AND UPDATES

There is a section of a Pitch Page for Members and Entrepreneurs to be able to publicly communicate with each other ("Comments and Updates") which is intended for: (1) Members to evaluate the Pitch by reading posts made by bother Members, for Members to post and share relevant information to the Pitch, and/or for Members to ask the Entrepreneur questions pertaining to the Pitch and the Entrepreneur's business; (2) the Entrepreneur to post updates to his/her/its Pitch, and respond to questions posed by Members; and (3) Razitall to post progress milestones of the Pitch. All posts are viewable to the public; therefore, caution should be exercised before posting a comment. No spamming or abusive behavior or use of profanity will be tolerated. Such behavior, at the discretion of Razitall, may (a) result in deletion of such comment(s), and/or (b) subject the Member's Razitall account to permanent deletion, and/or (c) cause the Entrepreneur's Pitch to be terminated. All communications on the Razitall Platform must be written in the English language and may be deleted otherwise. Razitall reserves the right to delete any comment, at its sole discretion. Razitall is not liable for any damages as a result of any of these actions, and it is our policy not to comment on the reasons for any such action.

In order to post in a Pitch's Comments and Updates, one must first register as a Member of the Platform or, if posting on behalf of an Entrepreneur, one must be authorized to represent such Entrepreneur for that purpose or, be the Pitch's Entrepreneur or one of his/her/its designated employees or representatives, and must state so on the post. A Pitch's Comments and Updates will be available for posting, and will be visible to the public, for the full duration of each active Pitch. Any comments or updates posted in a Pitch's Comments and Updates by an Entrepreneur or one of his/her/its employees, representatives that is being paid on his/her/its behalf must indicate that they are posted by the named Entrepreneur or one of his/her/its employees, representatives, or anyone paid on his/her/its behalf so that Bidders will be aware of the relationship and understand that it may be in the nature of a paid advertisement. It must be clearly noted if that person has been compensated in any form for his/her/its comments each time he/she/it posts. Razitall is not liable for any loss or harm caused by any content posted in a Pitch's Comments and Updates.

If a Pitch does not succeed, its Comments and Updates will still remain visible to the public after the Pitch closes. (See Pitches Section above for more information). However, its Comments and Updates will be closed; therefore, no new posts can made. Similarly, once a successful Pitch is closed, the posts made while the Pitch was active will still remain visible to the entire public. However, the Entrepreneur of a successful Pitch and his/her/its Bidders will continue to be allowed to make new posts in the Pitch's Comments and Updates after the Pitch has closed. These new posts will only be visible to the Entrepreneur and his/her/its Bidders, and will not be visible to the rest of the public. This ongoing communication is not meant to replace any other form of direct communication between an Entrepreneur and his/her/its Bidders, rather it is intended to be a convenient supplement to it. Razitall will have no liability, responsibility, or involvement associated with the ongoing communication in a Pitch's Comments and Updates that are only accessible to that Entrepreneur and his/her/its Bidders. Any matters that may arise must be addressed directly between the Entrepreneur and his/her/its Bidders without involvement of Razitall, whether communicated via the Pitch's Comments and Updates, email, or any other method of contact available to them.

Payment Processing upon Successful Closing

Bidders' payments are not processed until the closing of a successful Pitch, as a Bidder protection measure, which prevents the need to refund Bids if the Pitch does not success, if the Bidder decides to cancel their Bid (as described in the Cancellations, Reconfirmations, and Rescissions Section below), or if the Bidder gets Outbid in a Bid War (as defined in the Minimum Bid and Bid War Section below). Upon the closing of a successful Pitch and the successful payment processing of a Bid, Razitall will notify the relevant Bidder by email of their successful Bid. Within forty-eight (48) hours of a successful payment transaction, a Bidder will be sent an email from Razitall which will include the Entrepreneur's contact information so the Entrepreneur and Bidder may be in direct contact on an ongoing basis in the future. The email will also include a Razitall certificate of purchase ("Certificate of Purchase") as proof of purchase of a Presale item/service from a Presale Pitch, or acquired securities from an Equity Pitch, as the case may be. In the event of a failed transaction during the payment processing of a Bid, the Bidder will be sent a notification alerting them that they have forty-eight (48) hours in which to update the payment method before the Bid will be automatically cancelled.

Successful Pitches

The closing of a successful Pitch triggers the final process of a Pitch ("Pitch Wrap-Up") which includes: (i) payment processing of Bids and delivery of Certificates of Purchase to Bidders, (ii) performance of Regulatory Background Checks on the Entrepreneur, (iii) execution of the Agreement between Entrepreneur and Razitall (which includes each Bad Actor Questionnaire if the Entrepreneur has an Equity Pitch), (iv) the release of the Bidder List to the Entrepreneur, and (v) disbursement of funds. Entrepreneur will be required to sign and enter into an agreement, an Entrepreneur Securities Agreement, or an Entrepreneur Presale Agreement (in each case, the "Agreement"), corresponding to the Entrepreneur's Pitch model. The funds raised by Bids which are successfully processed will be transferred to an escrow account. If a Bid fails to be successfully processed, the total amount raised by the Pitch will decrease accordingly. If and when Entrepreneur executes and returns the Agreement to Razitall, and provided there are no issues with the Regulatory Background Checks, and there is no other cause for termination of the Pitch (see Pitch Termination Section below), Razitall will authorize the disbursement of Entrepreneur's portion of the Pitch funds to the Entrepreneur from the escrow account. No funds raised in the Pitch will be disbursed to Entrepreneur unless the Agreement is executed and returned to Razitall. In order for any funds to be disbursed to Entrepreneur, the name and information provided for receipt of funds in the Disbursement Transfer Instructions of the Agreement must match the name of Entrepreneur, and the bank account to which it is disbursed must be within the United States. Entrepreneur warrants and represents that they will be solely responsible for any and all transaction and payment processing fees associated with Entrepreneur's Pitch.

Once a Pitch closes successfully, and the contact information of the Entrepreneur and Bidders has been provided to each other for direct communication, the future relationship between the Entrepreneur and each of his/her/its Bidders will be a direct one. Razitall is not, and will not be, a party to or a mediator of that relationship. Any questions, comments, or concerns must be addressed and communicated directly between the Entrepreneur and the Bidders. Razitall's role and responsibilities will be deemed to be complete once a Pitch has fully closed, contact information has been provided to the Entrepreneur and Bidders, and funds have been disbursed.

The Entrepreneur is solely responsible for performance and delivery of any and all items, services, and/or perks to his/her/its Bidders. If there is a selection or choice required by the Bidders of successful Pitches pertaining to his/her/its items, services, and/or perks, the Entrepreneur will be solely responsible for sending a survey directly to his/her/its Bidders to gather the required information. All matters regarding any item, service, or perk are to be addressed directly between the Entrepreneur and his/her/its Bidders.

Pitch Termination

Razitall in its sole discretion reserves the right to terminate a Pitch ("Pitch Termination") with impunity, at any time prior to the disbursement of funds, for any reason including but not limited to suspicion of fraud, without having to disclose the reason for such Pitch Termination. Razitall assumes no liability for Pitch Terminations, and Members hereby irrevocably release Razitall from any and all liability associated with such termination. In the event of a Pitch Termination, Razitall will not be responsible for any expenses of Entrepreneur and all obligations of Entrepreneur in the Terms of Use shall remain in place.

Minimum Bid and Bid War

Every Pitch has a minimum dollar amount that is required in order to be able to Bid on it ("Minimum Bid"), as indicated on the relevant Pitch Page. A Bidder may place a Bid for an amount that is greater than the Minimum Bid at any time, which will protect the Bid from being Outbid in a Bid War unless and until the Minimum Bid increases to the amount of that Bid. "Bid War" is a Pitch feature that allows new higher Bids to competitively Outbid previous Bids with a lower amount. Once Bid War is activated, the Minimum Bid on the Pitch will increase to $1 USD above the lowest Bid. Bids that are placed during Bid War at the new Minimum Bid amount ($1 USD more) will outbid, replace, and remove ("Outbid") the most recent previous Bids that were placed at the old Minimum Bid amount ($1 less). Once all the Bids at the old Minimum Bid amount have been Outbid, then the Minimum Bid will increase again by $1 USD, starting a new round of Bid War. The current Minimum Bid in effect will be indicated on the Pitch Page.

If a Bid is Outbid, Razitall will send a notification to that Bidder indicating that their Bid has been removed because it was Outbid. Such notification will be sent to the Bidder via their dashboard on the Razitall Platform and may also be sent to the Bidder via SMS and/or email, depending on the notification preferences set by the Bidder. If a Bidder is Outbid, they will cease to be a Bidder of the Pitch unless they place a new Bid on the Pitch and Outbid another Bid. A Bidder cannot be Outbid if they have a Guaranteed Bid ("Guaranteed Bid(s)") which is protected from being Outbid by new Bids in a Bid War, regardless of the Bid amount. Guaranteed Bids are the first Bids that are made on a Pitch (see more below).

Bid War for Equity Pitches

Bid War is activated when the total number of Bidders on a Pitch reaches two thousand (2,000), the maximum number allowed on an Equity Pitch. Starting with the two thousand and first (2,001 st) Bidder, the Minimum Bid will be raised to a higher amount by $1 USD. The total number of Bidders on an Equity Pitch will never exceed 2,000. The first five hundred (500) Bids placed on an Equity Pitch are Guaranteed Bids. Bid War keeps the Minimum Bid price as low as possible so more people can participate, while limited the total number of Bidders on a single Pitch. As long as a Pitch is active, the Minimum Bid can continue to increase until the Pitch has reached its Cap. The price of each unit being offered on the Pitch will remain unchanged at $1 USD; it is the minimum number of units that must be purchased that will be increased if Bid War is activated.

Material Changes to Offerings

If there is any material change to the Pitch while it is still active, the Entrepreneur of an Equity Pitch must immediately notify Razitall and file an amended Form C with the SEC ("Form C-A") and note the material change on the Pitch Page to inform Bidders of the change. The Bidders will receive an email notification of the material change and will be required to reconfirm their Bid (See the Cancellations, Reconfirmation, and Rescissions Section below).

Cancellations, Reconfirmations, and Rescissions

If a Bidder places a Bid on a Pitch, the Bidder will be able to cancel the Bid at any time for any reason via the Cancel button located on the Bidder's dashboard at any time throughout the course of the active Pitch UP UNTIL THE FINAL FORTY-EIGHT (48) HOURS OF THE PITCH PHASE. NO BIDS CAN BE CANCELLED DURING THE FINAL FORTY-EIGHT (48) HOURS OF A PITCH PHASE FOR ANY REASON. (IF YOU SUSPECT FRAUD, PLEASE NOTIFY US IMMEDIATELY). You may place a Bid during the final forty-eight (48) hours of a Pitch phase, however, if you do, you are doing so with the knowledge that you will have no option or opportunity to cancel the Bid since it is being placed during the no-cancellation period. If a Bidder has not cancelled their Bid prior to the final forty-eight (48) hours of a Pitch phase and the Pitch successfully closes, their payment will be processed. ONCE THE PAYMENT OF A BID HAS BEEN SUCCESSFULLY PROCESSED, IT CANNOT BE CANCELLED. IF THE PAYMENT PROCESSING OF A BID FAILS FOR ANY REASON, RAZITALL ASSUMES NO RESPONSIBILITY FOR SUCH FAILED PAYMENT PROCESSING, AND BIDDER AND ENTREPRENEUR RELEASE RAZITALL FROM ANY AND ALL LIABILITY ASSOCIATED WITH ANY SUCH FAILED PAYMENT PROCESSING.

During the course of an open Pitch, if and when a material change occurs to the Disclosure and Offering Material provided by the Entrepreneur, the Bidders of that Pitch will be notified of the change via email and via their dashboard. They will have five (5) business days to reevaluate the Disclosure and Offering Material and decide whether they want to reconfirm their Bid on the Pitch, choose to cancel, the Bid, or allow it to lapse. If the Bid is not reconfirmed within the five (5) business days, the Bid will automatically be cancelled. If this happens, the Bidder can still decide to place a new Bid on the Pitch at any time while the Pitch is open. If a Pitch is successful and is going to close earlier than originally indicated on the Entrepreneur's Pitch Page and Form C(s), Razitall will send a notification of the change to the Pitch's Bidders five (5) business days prior to the new close date. Bidders will NOT have to reconfirm their Bids in this instance because no material change would have occurred.

If an Entrepreneur of an Equity Pitch wants and/or is required to refuse an investment that is, for example but not limited to, made by a competitor and/or a non-US person then he/she/it has the right to rescind the investment. In the event and Entrepreneur rescinds an investment, the rescission will occur after the disbursement of Entrepreneur's funds and his/her/its receipt of the Bidder List. Such rescission will occur directly between Entrepreneur and Bidder, with no involvement or responsibility of Razitall. Entrepreneur and Bidder each hereby release Razitall from all liability associated with such rescission. Entrepreneur understands that there will be no reimbursement of Fees associated with the rescinded investment, and that Entrepreneur assumes full responsibility and expense for performing such rescission. Bidder understands that Entrepreneur may rescind an investment after the completion of a Pitch.

Restrictions on Transfers of Securities

All securities issued and sold pursuant to Title III Rules are restricted such that Bidders of Equity Pitches are not allowed to resell or transfer the unregistered securities they purchase for a period of twelve (12) months from the date of purchase unless such securities are transferred: (A) to the Entrepreneur of the securities; (B) to an accredited investors; (C) as part of an offering registered with the SEC; or (D) to a Family Member (as defined below) of the purchase or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a Family Member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. A "Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships. Securities must be in the legal name of the purchaser; no third-party transactions allowed. Our Platform is available to domestic investors only. If you are not a domestic investor, then you may NOT invest in any Pitches on the Razitall Platform.

Fees

Fees payable by Entrepreneur ("Fees") include: (1) any applicable payment processing fees; and (2) Razitall's fee for hosting a successful Pitch on the Razitall Platform ("Funding Portal Fee") equal to 5% of the gross amount raised by a successful Pitch and disbursable directly to Razitall from the Pitch's escrow account upon completion of the Pitch Wrap-Up. There is no Funding Portal Fee due unless a Pitch is successful. For Equity Pitches, in lieu of receiving the Funding Portal Fee as a cash disbursement, Razitall, in its sole discretion, may elect to accept the Funding Portal Fee in the equivalent value in securities of the same class being offered by the Entrepreneur on the Platform. Payment processing fees are set by the payment processor and/or bank, and are subject to being charged by them at any time. Razitall assumes no responsibility or liability for the performance or lack of performance of the payment processor or bank.

ADDITIONAL POTENTIAL RISKS

Could the principal shareholders exercise rights that affect the value of the securities being offered?

The principal shareholders, holding the majority of the voting rights, may make decisions you disagree with, or that negatively affect the value of your investment. For example, the majority shareholders may issue additional equity or another form of security, acquire another company, sell assets, or make decisions that affect taxes, in ways that could dilute your investment or reduce the value.

How are the securities offered being valued and what are the risks to purchasers associated with future corporate actions such as: the issuance of additional securities, the issuer repurchasing some of the securities, a sale of the issuer or its assets, or transactions with related parties?

The securities being offered are valued based on the opinion of the owners and management team of the issuer. If the company is profitable, its net income per share could be reduced by issuing additional shares. A sale of the company or of the assets of the company could result in an entire loss of your investment as the company cannot predict the market value of the company or its assets. Additionally, the company may need to seek additional capital which could be from a related party.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Minority owners are subject to the decisions of the board and the majority shareholders, who are free to operate the company at their discretion and using their own judgment. If the company has an Operating Agreement, it can be amended by the majority shareholders. It is anticipated crowdfunding investors will constitute a minority and will be subject to the decisions of the majority owners.

CAFES

CONTRACT AND FUTURE EQUITY STAKE

Agreement Terms and Conditions

Capitalized terms used in this agreement are defined in the Glossary (link located on the Razitall website footer). If you are not a domestic investor/customer this offer is not directed at you and you may not place a Bid on the Pitch.

By placing a Bid on this Pitch, you accept and agree to these terms and conditions:

The type of security you are purchasing from this Pitch's Entrepreneur is a future equity stake called CAFES (Contract And Future Equity Stake), as detailed within this agreement. You agree to and accept the terms of the investment that are included throughout the Pitch Page. The investment relationship created by this agreement is solely between you and the Entrepreneur and will become effective as a direct relationship between you and the Entrepreneur at the time your payment is successfully processed following a successful Pitch. If the Pitch is abandoned or is not successful, and your payment is not processed, there will not be any direct relationship created between you and the Entrepreneur. The Entrepreneur is required to issue the units of equity stake in the Entrepreneur's entity to its investors at a future time, if and when a Triggering Event occurs (explained below). This would convert your CAFES into formal equity of the Entrepreneur, and you will then be entitled to receive the financial returns as well as any voting and liquidation rights that are associated with your investment from the Entrepreneur. Once the conversion occurs, this CAFES instrument will expire and will be replaced by any agreement or financial instrument provided by the Entrepreneur representing your new rights.

Type of Security and Triggering Events

At a future time, if and when any of the indicated Triggering Events occurs, the CAFES will convert from future equity into equity. At that time, the Entrepreneur is required to issue you the units of equity stake in its business entity that you purchased. If there is any relevant evidence of ownership after the conversion (like a stock certificate, for example), it will be provided to you by the Entrepreneur. The possible Triggering Event(s) associated with this Pitch are specifically identified by the Entrepreneur in its Pitch's Disclosure and Offering Material posted on the Pitch Page. Some things that may qualify as a Triggering Event for CAFES, as designated by the Entrepreneur, are listed below:

   (1) an equity financing event;

(2) a change of control transaction such as a merger or acquisition;

(3) an initial public offering (IPO) if the company goes public;

(4) the completion of the Pitch's project, upon receipt of its proceeds; or

(5) sufficient business sales that generate royalties, as detailed on the Pitch Page.

Some of the types of equity an investor may receive upon the Triggering Event include common or preferred stock for a corporation, limited partnership interest for a limited partnership and membership interest for a limited liability company. At the time of the Triggering Event, the specific rights and limitations associated with the equity stake being issued to the investors will be determined and disclosed by the Entrepreneur. For example, at that time, investors may be granted equity such as common or preferred stock, with preference on liquidation or no preference on liquidation, voting or not voting or limited voting, and preference on distributions or no preference on distribution, etc.

Ownership model Pitch:

Your CAFES from an Ownership model offering can convert into different types of equity upon a Triggering Event, such as: common or preferred stock for a corporation, limited partnership interest for a limited partnership and membership interest for a limited liability company. At the time of the Triggering Event, the specific rights and limitations associated with the equity stake being issued to the investors will be determined and disclosed by the Entrepreneur. For example, at that time, investors may be granted equity such as common or preferred stock, with preference on liquidation or no preference on liquidation, and preference on distributions or no preference on distribution, voting, no voting or limited voting, etc. However, it is already determined through this agreement that, as an advantage for Bidders of this Pitch, Entrepreneur grants you the right called MFN (Most Favored Nation). This means that at the time of a Triggering Event when your CAFES convert to formal equity, you will be entitled to the same favorable terms that may be offered to a future investor of Entrepreneur (if applicable).

Cancellations, Reconfirmations, and Rescissions

If you place a Bid on this Pitch, you will be able to cancel the Bid for any reason via the *Cancel* button located on your dashboard at any time throughout the course of the active Pitch UP UNTIL THE FINAL FORTY-EIGHT (48) HOURS OF THE PITCH PHASE. NO BIDS CAN BE CANCELLED DURING THE FINAL FORTY-EIGHT (48) HOURS OF A PITCH PHASE FOR ANY REASON. **(IF YOU SUSPECT FRAUD OR OTHER IMPROPRIETY, IMMEDIATELY NOTIFY THE SEC AND US AT COMPLIANCE@RAZITALL.COM.)** You may place a Bid during the final forty-eight (48) hours of a Pitch phase, however, if you do, you are doing so with the knowledge that you will have no option or opportunity to cancel the Bid since it is being placed during the no-cancellation period. If you have not cancelled your Bid prior to the final forty-eight (48) hours of a Pitch phase and the Pitch successfully closes, your payment will be processed. ONCE THE PAYMENT OF A BID HAS BEEN SUCCESSFULLY PROCESSED, IT CANNOT BE CANCELLED. IF THE PAYMENT PROCESSING OF A BID FAILS FOR ANY REASON, RAZITALL ASSUMES NO RESPONSIBILITY FOR SUCH FAILED PAYMENT PROCESSING, AND YOU AND THE ENTREPRENEUR RELEASE RAZITALL

FROM ANY AND ALL LIABILITY ASSOCIATED WITH OR ARISING OUT OF ANY SUCH FAILED PAYMENT PROCESSING.

During the course of an open Pitch, if and when a Material Change occurs to the Disclosure and Offering Material provided by the Entrepreneur, you will be notified of the change via email and via your dashboard. You will have five (5) business days to reevaluate the Disclosure and Offering Material and decide whether you want to reconfirm your Bid on the Pitch, choose to cancel the Bid, or allow it to lapse. If the Bid is not reconfirmed within the five (5) business days, the Bid will automatically be cancelled. If this happens, you can still decide to place a new Bid on the Pitch at any time while the Pitch is open. If a Pitch is successful and is going to close earlier than originally indicated on the Entrepreneur's Pitch Page and Form C(s), Razitall will send you a notification of the change five (5) business days prior to the new close date. You will NOT have to reconfirm your Bid in this instance because no Material Change would have occurred.

If the Entrepreneur wants and/or is required to refuse an investment from an unauthorized Bidder (such as a non-U.S. person or a competitor) then the Entrepreneur has the right and possibly the obligation to rescind the investment. In the event an Entrepreneur does rescind an investment, the rescission will occur after the Entrepreneur has received its disbursement of funds from the offering. The rescission will occur directly between you and the Entrepreneur, with no involvement or responsibility of Razitall. YOU HEREBY RELEASE RAZITALL FROM ALL LIABILITY ASSOCIATED WITH OR ARISING OUT OF SUCH RESCISSION. There will be no reimbursement of fees associated with the rescinded investment, and the Entrepreneur assumes full responsibility and expense for effecting the rescission including resolution of any penalties or charges by the financial institution used for payment. You hereby acknowledge and understand by Bidding that the Entrepreneur may rescind an investment after the completion of a Pitch and after your funds have been collected and processed.

Determining Your Equity Stake

Your investment is represented in *units* on the Pitch, with each unit equal to one dollar ($1). For the final tally numbers of this Pitch, you may refer to your Certificate of Purchase which is sent to you upon the successful processing of your investment payment.

Ownership model Pitches:
Your stake of the return on this offer is calculated by dividing the amount of your Bid by the total amount raised on the Pitch. See examples below.

> Example #1 - If you Bid $100 on a Pitch offering 10% ownership, and the total amount raised on the Pitch is $100,000, then your stake of the return is 0.1%. If the business is acquired for $10,000,000, it gives $1,000,000 to Bidders to divide based on a 10% Ownership offer.
> Your stake of the return = $100 / $100,000 = 0.1%
> Your return = $1,000,000 x 0.1% = $1,000

Example #2 - If the Entrepreneur is offering 60% of its business for $50,000 and you purchase 1,200 units for $1,200, you would be purchasing 2.4% of 60% of the business, or 1.44% of the entire business.

Royalty model Pitches:
Royalty model Pitches offer a fixed amount for each item sold quarterly. See an example below.

Example - You Bid $100 on a Pitch offering $2 per item sold. The total raised is $100,000. If the business sells 1,000,000 items in a quarter, based on a $2 Royalty offer.

Your stake of the return = $100 / $100,000 = 0.1%
Your quarterly return = (1,000,000 units x $2) x 0.1% = $2,000

Venture model Pitches:
Venture model Pitches offer part of the profit from a project when it is completed and sold. See an example below.

Example: You Bid $100 on a Pitch offering 20% of the profit from a project. The total raised is $100,000. If the profit is $3,000,000, the business gives $600,000 to Bidders to divide based on a 20% Venture offer.

Your stake of the return = $100 / $100,000 = 0.1%
Your return = $600,000 x 0.1% = $600

Title III and Educational Material

This investment is being made under Title III of the JOBS Act, known as Regulation Crowdfunding, or Reg CF. By accepting these terms of the CAFES, you warrant and represent that you have received and reviewed the Educational Materials that Razitall has made available to you (*link located on Razitall website footer*); and that you understand your rights, limitations and obligations as an investor per the Title III Rules when participating in this Pitch. You agree to comply with the rules, and the Entrepreneur must comply with the rules also. As one example, the Entrepreneur may be required to provide annual reports to their investors in some circumstances.

Investor Limitations

The Title III Rules limit how much you can invest in the securities offered under Title III during any 12-month period. You agree not to invest more money than is allowed. The limitation on how much you can invest depends on your net worth and annual income. By investing in this Pitch, you warrant and represent that you are investing according to your investment limitations, as follows:

If either your annual income or your net worth is less than $107,000, then during any 12-month period, you can invest up to the greater of either (1) $2,200 or (2) 5% of your annual income or net worth, whichever is lower.

If both your annual income and your net worth are equal to or more than $107,000 then, during any 12-month period, you can invest up to 10% of your annual income or net worth, whichever is lower, but never more than $107,000.

To calculate your net worth, add up all your assets and subtract your liabilities. The resulting sum is your net worth. If you are investing as an entity or a company, instead of calculating investment limits based on annual income and net worth, a non-natural person calculates its limits based on its revenue and net assets as of its most recent fiscal year. If you or your financial adviser has questions about the calculation, consult the Title III Rules.

Investment Risks and Due Diligence

As an investor, you are investing at your own risk, and understand that there is no guarantee that you will see a future return on your investment. Also, you could lose all that you invest, without getting back your original investment. The Entrepreneur you invest in may not succeed and may not produce any return on your investment. Additionally, with CAFES, there is no guarantee that an Entrepreneur's Triggering Event will ever occur. If one does not occur, then that means your future equity stake will not have the opportunity to convert into formal equity, which would have been the only way you might have seen a return on your investment. If that conversion never happens, then your investment will not be successful.

Your securities may be worth a certain amount at the time you purchase them, but their value can be affected (negatively or positively) by future investments in the Entrepreneur's business, if there are any. The percentage of the business that you own will decrease if the total equity (number of shares or interests) in the business increases (often as a result of additional investments). This is known as dilution. Since startups often need more investment to keep growing, dilution is common. If this happens, the value of your shares may increase or decrease, depending on the value of the business itself. If additional investment is raised by the business, that investment can be utilized towards the success of the business overall. If the business enjoys greater success, all of the investors share in that success. If that happens, the value of your shares may increase even though the percentage of your ownership was decreased and diluted from the additional investment. However, there is the risk that the business may not be successful, and the value of the business may decrease. If that happens, that means the value of your shares would decrease as well. If your shares get diluted *plus* the business is not successful, then the value of your shares will suffer a decrease from both the dilution as well as from the decrease in value of the business.

In order to invest responsibly, it is up to you to conduct your own thorough research and due diligence prior to placing a Bid on a Pitch. Though the crowd may help provide information and opinions via the Comments and Updates section of a Pitch, the investment decisions remain your responsibility alone. You are encouraged to consult with your legal and financial advisors for any clarifications or investment guidance which may be required or appropriate. See the Educational Material link located on the Razitall website footer for more information pertaining to investor risks and for links to other helpful resources.

Liquidity

Once you invest in a Title III equity crowdfunding Pitch, you will not be able to cash in your investments or resell them right away. All securities issued and sold pursuant to Title III are initially unregistered and are therefore restricted so that investors are not allowed to transfer or resell these unregistered securities for a period of 12 months from the date of purchase, unless they are being transferred: (a) to the Entrepreneur of the securities; (b) to an Accredited Investor; (c) as part of an offering registered with the SEC; or (d) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Securities sold in this new type of offering (Title III securities) are not traded on any stock exchange. Currently, secondary markets do not exist for Title III securities. If they develop and it has been at least 12 months since you made your investment, you may be permitted by law to resell them (if you choose to sell them at that time instead of holding onto them longer), whether by profiting, selling at the same price you bought them, or by selling at a loss from the initial purchase price. This will depend on how the entrepreneur's business performed and whether it was able to grow. Although your securities may be worth a certain amount at the time you purchase them, their value is likely to fluctuate in the future.

Funding Portal

You acknowledge that Razitall merely hosts this Pitch on its Platform and is in no way responsible at any time or in any way for the content of this Pitch or the outcome, performance, or lack of performance, of the Entrepreneur or the terms or performance of any security issued by the Entrepreneur as a result of this Pitch. Razitall is acting solely as a funding portal intermediary that does not endorse the Entrepreneur or the securities and makes no representation regarding, and no guarantee of, the Entrepreneur's performance or value. You understand that Razitall is not providing any legal or financial advice and that your decision whether or not to invest, how much, and in which Pitch, is your decision and responsibility alone. Razitall is not a party to this agreement. You take full responsibility for your ongoing relationship with the Entrepreneur and absolve Razitall from all involvement, responsibility, and liability in regard to your relationship.

Jurisdiction, Law, Venue, and Disputes

Any dispute between you and the Entrepreneur must be addressed directly. Any dispute that cannot be resolved amicably between you and the Entrepreneur after a good faith effort by both parties, may be heard in an appropriate court having jurisdiction over the parties and over the matter located in the state of the principal office of the Entrepreneur, applying the law of that state; provided, however, that you and the Entrepreneur may instead jointly agree to submit to arbitration, mediation or some other form of dispute resolution.

Taxes and Levies

You are responsible for all applicable U.S. and foreign federal, import, VAT, state and local taxes and levies, if any, as well as any other costs and expenses associated with your investment. It is your responsibility to determine what, if any, taxes, levies or fees apply to the purchase of your securities. It is solely your responsibility to assess, collect, report, or remit the correct tax and the correct information to the proper taxing authority.